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13031860

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2012 (MM/DD/YY) AND ENDING 02/28/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baron Capial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
(No. and Street)

New York	NY	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Baron — (212) 583-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Ronald Baron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baron Capital, Inc., as of February 28, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public

KRISTINE TREGLIA
NOTARY PUBLIC STATE OF NEW YORK
RICHMOND COUNTY
LIC. #02TR6165392
COMMISSION EXPIRES MAY 7, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

BARON CAPITAL, INC.
(a wholly owned subsidiary of Baron Capital Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2013



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Baron Capital, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Baron Capital Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc., as of February 28, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Baron Capital, Inc. as of February 28, 2013, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
April 25, 2013

BARON CAPITAL, INC.

Statement of Financial Condition
February 28, 2013

ASSETS	
Cash and cash equivalents	$ 15,750,936
Other assets	114,766
	$ 15,865,702
LIABILITIES	
Due to affiliate	$ 4,747,790
Accrued expenses and other liabilities	4,493,750
Current taxes payable	93,496
	9,335,036
Commitments	
STOCKHOLDER'S EQUITY	
Common stock - $1.00 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,100,065
Retained earnings	3,430,501
	6,530,666
	$ 15,865,702

See notes to statement of financial condition

NOTE A - THE COMPANY

Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc. (the "Parent"), is a registered broker-dealer and the distributor of the shares of twelve affiliated regulated investment companies operating pursuant to Rule 12b-1 under the Investment Company Act of 1940.

The Company is a member of affiliated entities under common control from which it derives 100% of its revenue. The Company shares office, administrative and occupancy expenses with its Parent and two affiliated corporations, BAMCO, Inc. ("BAMCO") and Baron Capital Management, Inc. ("BCM"). BAMCO and BCM are registered investment advisers under the Investment Advisers Act of 1940. The Company recognizes its share of such expenses based on a pro rata allocation of these costs. These expenses are apportioned by a formula determined by management. The expenses and the operating results may not be indicative of what the results of operations would have been if the Company were a stand-alone entity and these differences could be material. The amount due to affiliate as of February 28, 2013 represents an intercompany payable. BAMCO is the lessee for the office space shared by the Company and its affiliates subject to two lease agreements expiring on December 31, 2023.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

[2] Revenue recognition:

The Company receives distribution fees from affiliated regulated investment companies that are calculated as a percentage of daily average net assets and are paid on a monthly basis. The Company recognizes this revenue in the period earned.

[3] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the of the financial statement. Actual results could differ from those estimates.

NOTE C - INCOME TAXES

The Company is subject to federal, state and local taxes. At February 28, 2013, the Company had no deferred tax assets or liabilities.

The accounts of the Company, its Parent and its two affiliates, BAMCO and BCM, are included in consolidated federal, state and local income tax returns in most jurisdictions. The Company computes its tax expense as if it were a separate entity. BAMCO paid most of the income taxes for the benefit of the Company and the payments are included in the intercompany payable.

The statute of limitations for the consolidated group has expired for years ended prior to February 28, 2009 with the exception of the year ended February 28, 2007, which is open with respect to a Tax Equity and Fiscal Responsibility Act examination of a partnership investment held by BCM.

NOTE D - CONCENTRATION OF CREDIT RISK

Included in accrued expenses and other liabilities are $4,450,000 of distribution fees due to various brokers, dealers or other financial intermediaries.

NOTE E - PROFIT-SHARING PLAN

The Company maintains a defined contribution profit-sharing plan. All employees who have completed one thousand hours of service within the fiscal year, are employed by the Company on the last day of the plan year and have attained 21 years of age are eligible to participate. Plan contributions are based on the compensation of the participant. The contribution percentage is determined at the discretion of senior management. Participants in the plan become fully vested upon obtaining eligibility status.

NOTE F - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 28, 2013, the Company had net capital of $6,415,900, which is $5,793,564 in excess of its required net capital of $622,336. The Company's ratio of aggregate indebtedness to net capital was 1.45 to 1.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(1).

NOTE G - RELATED PARTY TRANSACTIONS

The Company acts as the distributor of the shares of twelve affiliated regulated investment companies. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company received distribution fees of $25,642,495, which partially offset $51,812,433 of direct and allocated mutual fund selling expenses.

BAMCO reimbursed the Company $31,600,000 for the excess selling expenses and other general, administrative and occupancy expenses of the Company.